SEC File No. 70-

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                                  300 Madison Avenue
                            Morristown, New Jersey  07960

                        METROPOLITAN EDISON COMPANY ("MET-ED")
                      PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                     P.O. Box 16001, Reading, Pennsylvania  19640

                           ENERGY INITIATIVES, INC. ("EI")
                                 One Upper Pond Road
                            Parsippany, New Jersey  07054

                     GENERAL PUBLIC UTILITIES CORPORATION ("GPU")
                          GPU SERVICE CORPORATION ("GPUSC")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054
                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                         GENERAL PUBLIC UTILITIES CORPORATION

            (Name of top registered holding company parent of applicants)

          T. G. Howson, Vice President       W. C. Matthews, Secretary
            and Treasurer                    Metropolitan Edison Company
          M. A. Nalewako, Secretary          Pennsylvania Electric Company
          M. J. Connolly, Esq., Director     P.O. Box 16001
            of Legal Services                Reading, Pennsylvania  19640
          GPU Service Corporation
          100 Interpace Parkway              B. L. Levy, President
          Parsippany, New Jersey  07054      K. A. Tomblin, Secretary
                                             Energy Initiaytives, Inc.
          R. S. Cohen, Secretary             One Upper Pond Road
          Jersey Central Power & Light       Parsippany, New Jersey  07054
           Company
          300 Madison Avenue
          Morristown, New Jersey  07960

                              Douglas E. Davidson, Esq.
                              Berlack, Israels & Liberman LLP
                              120 West 45th Street
                              New York, New York  10036



                     (Names and addresses of agents for service)


          Item 1.   Description of Proposed Transaction.

                    A.   GPU,  JCP&L,  Met-Ed,  Penelec and  EI  (each,  an

          "ENCON Applicant") believe that there  are business opportunities that  they may wish to pursue in connection with the provision of energy-related  engineering services,  as  well as  technical and analytical consulting services  in connection with energy-related

          matters.    Such  activities   may  also  entail  the  marketing,

          installation, operation  and maintenance of various  products and

          systems,  and ancillary  services related  thereto,   designed to

          implement  the  energy solutions  recommended  in  the course  of providing the engineering and consulting  services (collectively,

          these services are referred to as "ENCON Services").

                    B.   JCP&L is  already  engaged  in  the  provision  of

          certain  ENCON Services  to  its own  electric utility  customers within  its service  territory as  part of its  utility business.

          These existing activities relate  to what JCP&L calls conditioned power  services,  which  are  designed  to  prevent,  control  or mitigate  the adverse effects  of power disturbances, disruptions and  limitations on  a customer's  electrical system,  along with fluctuations in power levels,  so as to ensure the  power quality required by the customer and, in particular, the  customer's more

          sensitive electronic equipment.   Met-Ed and Penelec also provide

          conditioned  power   services  to  their  own   electric  utility

          customers within their respective  service territories as part of their utility business.

                    C.   The ENCON Applicants now propose  (1)  to  expand

          the  scope of their engineering and consulting services beyond conditioned power services so  as to encompass other energy-related matters and (2) to provide such ENCON Services both within and beyond the boundaries of the service territories of JCP&L, Met-Ed and

          Penelec.





                    D.   One  or more  of  the ENCON  Applicants have  been

          engaged   in  discussions  with  non-affiliated  engineering  and

          consulting  companies  (each,  an  "ENCONCo")  which  are already

          active  in  the  business   of  providing  such  engineering  and

          consulting  services and  the marketing  of related  products and services  (collectively, the "ENCON  Business").  One  or more of the  ENCON  Applicants  may  acquire an  interest  in  the  ENCON

          Business either directly,  through the acquisition of  securities of  an  ENCONCo  or  otherwise, or,  alternatively,  through  new wholly-owned or  partly-owned subsidiary compan(ies)  thereof, to

          be  formed   (each,  an  "ENCON  Subsidiary"),   or,  subject  to

          negotiation  of acceptable  commercial  terms  with  an  ENCONCo,

          through a joint  venture involving  any of the  foregoing and  an

          ENCONCo  or   an  ENCONCo   affiliate  (each,  an   "ENCON  JV").

          Notwithstanding  the foregoing,  GPU  will not  acquire a  direct interest in the ENCON Business other than through the acquisition of securities of an ENCONCo.

                    E.   The  ENCON  Applicants  therefore  propose  to (1)

          engage  in the ENCON Business  as aforesaid, and  (2) acquire the securities  of an ENCONCo or  one or more  ENCON Subsidiaries or,

          directly or indirectly, one or more ENCON JVs.

                    F.   It is also requested that the Commission authorize

          the  provision  of  goods  and  services relating  to  the  ENCON

          Business  (1) to  JCP&L, Met-Ed  and Penelec by  EI or  any ENCON

          Subsidiaries or ENCON JVs  and (2) to any ENCON  Subsidiaries and

          ENCON  JVs by  GPUSC,  all of  which goods  and services  will be






          provided  at cost in  compliance with Rules  90 and 91  under the

          Act.   For this purpose,  each ENCON Applicant,  ENCON Subsidiary and ENCON JV will maintain separate financial records relating to the ENCON Business.

                    G.   It is presently expected that the aggregate amount

          of the  ENCON Applicants' investment  in the ENCON  Business will not exceed $25 million through December 31, 1998.

                    H.  The authorization  requested herein with respect to

          the  acquisition  of  securities  of  an  ENCONCo  or  any  ENCON

          Subsidiaries or ENCON JVs shall expire upon the first to occur of

          (i) December 31, 1998 and (ii) the  adoption by the Commission of proposed Rule 58 (HCAR No. 35-26313, June 20, 1995) or such other rule, regulation  or order  as shall  exempt the transactions  as herein proposed from Section 9(a) of the Act.

          Item 2.   Fees, Commissions and Expenses.

                    The  estimated fees,  commissions  and  expenses to  be

          incurred in connection herewith will be filed by amendment.

          Item 3.   Applicable Statutory Provisions.

                    Sections 9(a), 10 and 12 of the Act and Rules 90 and 91

          thereunder are applicable to the transactions proposed herein.

                    It is  requested that Certificates Pursuant  to Rule 24

          under  the Act be required to be filed hereunder quarterly within

          60 days of  the end of each calendar  quarter.  Such certificates will  (a) identify  each investment  made in connection  with the

          ENCON Business or by  an ENCON Applicant in any  ENCON Subsidiary

          or ENCON JV in  the previous quarter; (b) describe  generally the activities relating to the ENCON Business of all ENCON Applicants and  their  ENCON  Subsidiaries  or  ENCON  JVs  in  the previous






          quarter; and  (c) report the revenues and  expenses in connection

          with  the ENCON  Business during  the previous  quarter.   To the

          extent  such  certificates  contain confidential  or  proprietary business  or commercial information, confidential treatment under

          Rule 104 may be sought.

          Item 4.   Regulatory Approval.

                    No state  commission has  jurisdiction with respect  to

          the  subject  transactions,  except  as  set  forth  below,  and,

          assuming that your Commission authorizes and approves all aspects of the subject transactions (including  the accounting therefor),

          no  other  Federal  commission  has  jurisdiction   with  respect

          thereto.    JCP&L  believes  that its  participation  within  its

          service  territory in  the aspects  of the  ENCON  Business which relate to conditioned power services is covered  by the authority heretofore received by  it from  the New Jersey  Board of  Public

          Utilities ("NJBPU") by Order dated October 19, 1993 in Docket No.

          ET92040380, as amended by Order dated September 13, 1994.  In the case of Met-Ed and Penelec, participation within their respective service territories in  the aspects of  the ENCON Business  which relate to conditioned power services is believed to be subject to regulation  under the public utility code  of Pennsylvania by the

          Pennsylvania Public Utility Commission  ("PaPUC"), and Met-Ed and

          Penelec have been and continue to be participants in a proceeding relating thereto that is  pending before the PaPUC in  Docket No.

          P-00920567.

                    Participation in  the ENCON Business  by JCP&L,  Met-Ed

          and Penelec in  aspects other than conditioned  power services or beyond  the boundaries  of their  respective  service territories






          would not constitute utility services under the respective public

          utility codes of  Pennsylvania and New Jersey.   Nonetheless, the

          NJBPU  and PaPUC will be notified  of such proposed participation by JCP&L and by Met-Ed and Penelec, respectively.  In the case of

          Met-Ed  and   Penelec,  however,  to  the   extent  the  proposed

          transactions  would involve  the acquisition  by either of  5% or more  of the  voting interest in  any entity, such  aspect of the transaction would  be subject  to the jurisdiction  of the  PaPUC

          under Section 1102 of  the Pennsylvania Public Utility Code.   In

          addition, to the extent that either Met-Ed or Penelec enters into a  service agreement  with  an affiliated  entity  (other than  a wholly owned subsidiary), such agreement would be subject  to the jurisdiction of the  PaPUC under Section 2102 of the Pennsylvania

          Public Utility Code.

          Item 5.   Procedure.

                    It is requested that the Commission issue an order with

          respect  to  the transactions  proposed  herein  at the  earliest practicable date but, in any event, not later than April 1, 1996.

          It  is  further requested  that (i)  there  not be  a recommended decision  by an  Administrative  Law Judge  or other  responsible officer  of the  Commission,  (ii) the  Office of  Public Utility

          Regulation  be  permitted to  assist  in the  preparation  of the

          Commission's  decision,  and (iii)  there  be  no waiting  period between  the issuance of the  Commission's order and  the date on which it is to become effective.

          Item 6.   Exhibits and Financial Statements.

                    (a)  Exhibits:








                         A-1       Form of Certificate of  Incorporation of

                                   ENCON  Subsidiary  -  to  be   filed  by

                                   amendment.

                         A-2       Form of By-Laws of ENCON Subsidiary - to

                                   be filed by amendment.

                         A-3       Form    of   ENCON    Subsidiary   stock

                                   certificate -- to be filed by amendment.

                         B         Not applicable.

                         C         Not applicable.

                         D-1       Copy of notices to the NJBPU and PaPUC -

                                   - to be filed by amendment.

                         D-2       Copy of PaPUC Order, if any, relating to

                                   acquisition  of 5% or more of the voting

                                   interest  in  any  entity  or  a service

                                   agreement with an  affiliated entity  --

                                   to be filed by amendment.

                         E         Not applicable.

                         F-1       Opinion of Berlack,  Israels &  Liberman

                                   LLP -- to be filed by amendment.

                         F-2       Opinion  of Richard S. Cohen, Esq. -- to

                                   be filed by amendment.

                         F-3       Opinion  of  Ryan,   Russell,  Ogden   &

                                   Seltzer -- to be filed by amendment.

                         F-4       Opinion  of  Ballard  Spahr   Andrews  &

                                   Ingersoll -- to be filed by amendment.

                         G         Proposed form of public notice.










                    (b)  Financial Statements:

                         1         None.

                         Note: GPU Corporate and consolidated actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                         2         None.

                         3         None.

                         4         None.

          Item 7.   Information as to Environmental Effects.

                    The  proposed  transactions  are  for  the  purpose  of

          carrying   out   the  ENCON   Applicants'   business  activities.

          Consequently,  the issuance of  an order by  your Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

                    No  Federal  agency has  prepared  or  is preparing  an

          environmental  impact  statement  with  respect  to  the  subject

          transactions.    Reference is  made  to Item  4  hereof regarding

          regulatory approvals with respect to the proposed transactions.

























                                      SIGNATURES

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GENERAL PUBLIC UTILITIES CORPORATION
                                        GPU SERVICE CORPORATION
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY




                                        By:

                                             T.  G. Howson,  Vice President
                                             and Treasurer



                                        ENERGY INITIATIVES, INC.




                                        By:

                                             B. L. Levy, President


          Date:  March 13, 1996